UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of October 2026

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market announcement

  ULTRAPAR PARTICIPAÇÕES S.A.

  MARKET ANNOUNCEMENT

  Notice from Ultra S.A.

  São Paulo, October 26, 2026 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar” or “Company”), in compliance with CVM Resolution 44/21, hereby announces that it has been notified by Ultra S.A. Participações (“Ultra S.A.”) and Parth do Brasil Ltda. (“Parth”) that Pátria Private Equity VI FIP Multiestratégia (“Pátria”), a party to the Shareholders’ Agreement entered into between Ultra S.A. Participações and Parth do Brasil Ltda. (the “Shareholders’ Agreement”), sold 7,599,879 Ultrapar shares it held directly, representing 0.7% of Ultrapar’s share capital, which are therefore no longer subject to the voting arrangements set forth in the Shareholders’ Agreement. Ultra S.A. and Parth’s ownership position in Ultrapar, as well as Pátria’s ownership position in Ultra S.A., remain unchanged.

  As a result, 386,810,866 Ultrapar shares are subject to the voting rights arrangements set forth in the Shareholders’ Agreement, representing 34.7% of Ultrapar’s share capital, causing the percentage to fall below the 35% threshold set forth in Article 12 of CVM Resolution 44.

  The sale was not intended to change Ultrapar’s control structure or management structure. The transaction also did not result in any amendment to the Shareholders’ Agreement, which remains in full force and effect with respect to its parties and the shares subject thereto.

  Ultra S.A. and Parth reiterated the principles that have guided the conduct of Ultrapar’s principal shareholders, aimed at safeguarding the interests of all shareholders and ensuring that the Company continues to be managed professionally and independently.

  Alexandre Mendes Palhares

  Chief Financial and Investor Relations Officer
  Ultrapar Participações S.A.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: October 26, 2026

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

  (Market announcement)